Spherix Incorporated

January 8, 2010

Attn:  Rufus Decker, Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Spherix Incorporated
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 13, 2009, June 30, 2009 and September 30, 2009
File No. 0-5576

Dear Mr. Decker:

This letter is being provided by Spherix Incorporated (the “Company”) in response to your comment letter dated December 18, 2009.  The follow responses correspond to your comments.

SEC Comment

Item 4T — Controls and Procedures, page 14

1.               Please confirm that there were no changes in internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected or are reasonable likely to materially affect your internal controls over financial reporting.  In future filings, please revise your disclosure accordingly to clarify this.  Refer to Item 308(c) of Regulation S-K.

Company Response

There were no changes in the Company’s internal control over financial reporting during the period covered by this quarterly report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SEC Comment

Exhibits 31.1 and 31.2

2.               You have replaced the word “report” with “annual report” in paragraphs 3 and 4 of your certifications. Form 10-Q is not an annual report.  In future filings, please revise your certifications to just use the word “report” instead of “annual report” or “quarterly report”.  Your certifications should be in the exact form shown in Item 601(b)(31) of Regulation S-K.  Please show us what your revised certifications would look like.

Company Response

1.               I have reviewed this report on Form 10-K of Spherix Incorporated;

6430 Rockledge Drive, Suite 503

Bethesda, MD  20817

Tel.:  (301) 897-2540; Fax:  (301) 897-2567

http://spherix.com

2.               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.               The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a—15(f) and 15d—15(f)) for the registrant and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.               The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

The company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert L. Clayton

Robert L. Clayton
CFO and Treasurer

Spherix Incorporated

6430 Rockledge Drive, Suite 503, Bethesda, MD 20817

Tel.: 301-897-2540 • Fax: 301-897-2567